Mail Stop 3561

July 8, 2008

Maura Abeln Smith
Senior Vice President, General Counsel
  and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

> **Re: International Paper Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-03157**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **File No. 001-03157**

Dear Ms. Smith:

We have reviewed your filings and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 45

Elements of Our Executive Compensation Programs, page 51

1.   We note your response to the comment in our letter dated June 9, 2008, and we reissue that comment. We note your disclosure in the table under the heading "MIP Performance Metrics & Objectives," specifically "Achieve measured improvement based on internal metric." You have not provided quantitative disclosure of the terms of the necessary target(s) that your named executive officers had to achieve to earn their annual bonuses in 2007. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director